                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                   FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

                   FOR THE FISCAL YEAR END DECEMBER 31, 1994

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

    For the transition period from __________to ___________

       THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES

                         Commission file number 1-9620


                                 AMAX GOLD INC.

             (Exact name of registrant as specified in its charter)


              DELAWARE                                06-1199974
    -------------------------------        ----------------------------------
    (State or other jurisdiction of        (IRS Employers Identification No.)
     incorporation or organization)

    9100 EAST MINERAL CIRCLE, ENGLEWOOD, COLORADO               80155
    ---------------------------------------------            ----------
      (Address of principal executive offices)               (Zip Code)

    Registrant's telephone number, including area code    (303) 643-5500
                                                          --------------

        THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1994 AND 1993

                       REPORT OF INDEPENDENT ACCOUNTANTS

June 28, 1995

To The Participants and Administrator of the
Thrift Plan for Employees of
 Amax Gold Inc. and Its Subsidiaries

In our opinion, the accompanying statements of net assets available for benefits with Fund Information and the related statements of changes in net assets available for benefits with Fund Information present fairly, in all material respects, the financial status of the Thrift Plan for Employees of Amax Gold Inc. and Its Subsidiaries (the "Plan") at December 31, 1994 and 1993, and the changes in its financial status for the year ended December 31, 1994, and the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor's Rules & Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICE WATERHOUSE LLP
Denver, Colorado

        THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                               DECEMBER 31, 1994

                                                                                       New
                                           Common   Partici-    Stable     Prime      America    Capital     Equity
                                           Stock      pant      Value     Reserve     Growth    Apprecia-    Index     International
                                Total       Fund     Loans       Fund       Fund       Fund     tion Fund     Fund      Stock Fund
                             -----------  --------  --------  ----------  --------  ----------  ---------  ----------  -------------
ASSETS

Investments:
 Amax Gold Inc.
  common stock               $   732,100  $732,100  $      -  $        -    $    -  $        -    $     -  $        -     $      -
 Mutual funds                  9,461,284         -         -   5,419,610     8,201   1,176,666     90,154   1,704,275      230,262

Participant loans                863,446         -   863,446           -         -           -          -           -            -

Receivables:
 Interest                          4,098       486         -       2,004         -         405         29         798           98
 Participant
  contributions and
  loan repayments                102,731     4,055         -      50,218       501      13,211      1,567      18,347        4,982
 Employer contributions           43,429    43,429         -           -         -           -          -           -            -
                             -----------  --------  --------  ----------  --------  ----------  ---------  ----------  ------------
Total assets                  11,207,088   780,070   863,446   5,471,832     8,702   1,190,282     91,750   1,723,420      235,342
                             -----------  --------  --------  ----------  --------  ----------  ---------  ----------  ------------

LIABILITIES                            -         -         -           -         -           -          -           -            -
                             -----------  --------  --------  ----------  --------  ----------  ---------  ----------  ------------
Net assets available
 for benefits                $11,207,088  $780,070  $863,446  $5,471,832    $8,702  $1,190,282    $91,750  $1,723,420     $235,342
                             ===========  ========  ========  ==========  ========  ==========  =========  ==========  ============

                               Spectrum
                                Income
                                 Fund
                              ----------
ASSETS

Investments:
 Amax Gold Inc.
  common stock                 $      -
 Mutual funds                   832,116

Participant loans                     -

Receivables:
 Interest                            278
 Participant
  contributions and
  loan repayments                  9,850
 Employer contributions                -
                                --------
Total assets                     842,244
                                --------

LIABILITIES                            -
                                --------
Net assets available
 for benefits                   $842,244
                                ========

       The accompanying notes are an integral part of these statements.

        THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               DECEMBER 31, 1993


ASSETS

Receivables:
 Assets from the Amax Plan (Notes 1 and 2)        $11,912,027
 Participant contributions and loan repayments        143,386
 Employer contributions                                50,135
                                                  -----------
  Total assets                                     12,105,548
                                                  -----------
LIABILITIES                                                 -
                                                   ----------
Net assets available for benefits                 $12,105,548
                                                   ==========


       The accompanying notes are an integral part of these statements.

        THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 1994

                                                                                               New
                                             Common     Partici-    Stable        Prime      America      Capital
                                             Stock       pant       Value        Reserve     Growth      Apprecia-
                                Total         Fund       Loans       Fund         Fund        Fund       tion Fund
                             -----------   ----------  ---------  -----------  ----------  -----------   ---------
Investment Income:
 Interest and
  dividends                  $   481,022   $       -   $       - $   239,261    $    103   $   24,151   $   7,135
 Net realized gain
  (loss) on
  investments                    (78,039)     67,915           -           -           -       (9,595)         29
 Net unrealized
  appreciation
  (depreciation)
  in fair value of
  investments                   (285,903)   (194,034)          -           -           -      (54,968)     (4,066)
Employer contributions           536,307     536,307           -           -           -            -           -

Participant
 contributions and
 loan repayments               1,140,255      77,726    (496,648)    654,295       1,978      162,507       8,116

Transfers between
 trustees                              -           -           -   5,897,168           -    1,428,274           -

Transfers between
 Plan funds and loans                  -     113,058     467,634    (255,402)      6,621     (284,651)     80,787

Employee withdrawals          (2,692,102)   (257,726)   (149,608) (1,063,490)          -      (75,436)       (251)
                              ----------    --------    --------   ---------   ---------   ----------   ---------

Net increase
(decrease)                      (898,460)    343,246    (178,622)  5,471,832       8,702    1,190,282      91,750

Net assets available
 for benefits:
Beginning of year             12,105,548     436,824   1,042,068           -           -            -           -
                              ----------   ---------   ---------   ---------   ---------   ----------   ---------
End of year                  $11,207,088   $ 780,070  $  863,446  $5,471,832   $   8,702   $1,190,282   $  91,750
                              ==========   =========   =========   =========   =========   ==========   =========


                               Equity       Interna-    Spectrum                  Guaranteed
                               Index         tional     Income        Fidelity       Income
                                Fund       Stock Fund    Fund         Balanced        Fund
                             -----------   ----------  ---------     -----------  -----------
Investment Income:
 Interest and
  dividends                  $    51,565   $  14,143   $  49,223     $         -  $   95,441
 Net realized gain
  (loss) on
  investments                      7,472         579      (1,458)       (142,981)          -
 Net unrealized
  appreciation
  (depreciation)
  in fair value of
  investments                     17,982     (16,051)     (34,766)             -           -
Employer contributions                 -           -            -              -           -

Participant
 contributions and
 loan repayments                 217,796      30,896       126,507       169,108     187,974

Transfers between
 trustees                      1,756,045           -       845,302    (4,029,621) (5,897,168)

Transfers between
 Plan funds and loans           (178,616)    206,025       (30,377)      162,980    (288,059)

Employee withdrawals            (148,824)       (250)     (112,187)     (252,677)   (631,653)
                              ----------    --------      --------     ---------   ---------

Net increase
(decrease)                     1,723,420     235,342       842,244    (4,093,191) (6,533,465)

Net assets available
 for benefits:
Beginning of year                      -           -              -    4,093,191   6,533,465
                              ----------   ---------      ---------    ---------   ---------
End of year                  $ 1,723,420   $ 235,342     $  842,244   $        -  $        -
                              ==========    ========      =========    =========   =========

        The accompanying notes are an integral part of these statements.

        THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
    Period from November 15, 1993 (Plan Inception) Through December 31, 1993



Transfer from the Amax Plan                           $11,835,048
Participant contributions and loan repayments             312,393
Employer contributions                                    100,700
Net change in investment income and change
 in unrealized appreciation/depreciation                   70,976
Withdrawals                                              (213,569)
                                                      -----------

Increase in net assets                                 12,105,548
Net assets available for benefits - Plan inception              -
                                                      -----------

End of period                                         $12,105,548




        The accompanying notes are an integral part of these statements.

       THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

The following description of the Thrift Plan for Employees of Amax Gold Inc. and its Subsidiaries (the "Plan") provides only general information. Refer to the Plan agreement for a more complete description of the Plan's provisions. Cyprus Minerals Company ("Cyprus") and Amax Inc. merged on November 15, 1993, forming Cyprus Amax Minerals Company ("Cyprus Amax"). Prior to the merger, Amax Gold Inc. ("Amax Gold" or the "Company") participated in the Amax Inc. Thrift Plan for Salaried Employees (the "Amax Plan"). Effective November 15, 1993, the Amax Plan was divided into two separate plans covering the employees of Amax Gold and the former Amax Inc. Based on balances attributable to the Amax Gold employees at the date of the merger, $11,835,048 was allocated to the Plan from the Amax Plan, which amount, net of investment income and Plan activity for the period from November 15, 1993, was received by the trustee in April 1994.

GENERAL
The Plan is a defined contribution plan maintained by the Company for salaried employees ("Eligible Employees" or "Participants"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

ADMINISTRATION
The Plan is administered by the Thrift Plan Committee, which is comprised of five Amax Gold officers appointed by the Company's Board of Directors. Internal costs of Amax Gold to administer the Plan are paid by the Company. Other Plan administrative expenses are paid either by the Plan or by the Company. Administrative expenses paid by the Company during 1994 were $11,018. There were no administrative expenses paid by the Plan during 1994.

ENROLLMENT
Eligible employees can enroll in the Plan at any time.

CONTRIBUTIONS
Effective April 1, 1994, participants can make contributions of up to 16 percent of basic compensation. Amax Gold contributes an amount equal to 75 percent of the first six percent of each Participant's contribution, which is invested 100 percent in Amax Gold common stock.

Participant rollover contributions are permitted at the discretion of the Committee provided all legal requirements are satisfied.

VESTING
Effective April 1, 1994, all Participants are 100 percent vested in the employer contributions to the Plan and the earnings thereon. Prior to April 1, 1994, other than exceptions for which the Plan document specifically provided, Participants became vested in the Company contribution and related earnings as follows:

                    Years of Service     Vested
                    ----------------     ------

                    Less than 2             0%
                    2 but less than 3      25%
                    3 but less than 4      50%
                    4 but less than 5      75%
                    5 or more             100%

       THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES
                        NOTES TO FINANCIAL STATEMENTS

FORFEITURES
Prior to the change in vesting on April 1, 1994, forfeitures of employer contributions were used to reduce future employer contributions.

LOANS
Participants may borrow from their Plan accounts. Loans are paid in the form of cash and may not exceed 50 percent of a Participant's vested account balance or $50,000, reduced by the Participant's highest loan balance in the preceding twelve months. Participants are charged a reasonable rate of interest on outstanding loans as determined by the Thrift Plan Committee. In general, loan terms may not exceed five years.

Loan repayments are made regularly through payroll deductions. A Participant may prepay all of the outstanding loan balance; however, partial prepayments are not allowed.

PARTICIPANT'S TAX STATUS
Participant contributions to the Plan may be deferred, at the election of the Participant, for federal income tax purposes, subject to certain limitations. Employer contributions and all earnings under the Plan are deferred for federal income tax purposes. The amounts deferred under the Plan may become subject to federal income tax when withdrawn. Participants may also choose to make after-tax contributions to the Plan.

PLAN AMENDMENT
Effective May 1, 1994, the Plan was amended so that the Plan will recognize the service of an employee transferred from Cyprus Amax for purposes of eligibility, vesting and entitlement to share in Company contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The financial statements of the Plan are presented on the accrual basis.

VALUATION OF ASSETS
Plan investments are valued at net asset value as determined by the Trustee, based on the fair market value of the underlying investments.

Participant loans are valued at principal amount.

Tranfers of assets into the Plan are shown at fair market or contract value. Participant cost is recorded as the cost of assets transferred into the Plan. Assets transferred out of the Plan are reported at market value with the difference between cost and market reported as realized gains or losses.

3. INVESTMENT OPTIONS

Effective April 1, 1994, T. Rowe Price became the recordkeeper and trustee of the Plan. Participants may elect to invest their contributions to the Plan in Amax Gold common stock or the following T. Rowe Price funds: a money market fund (Prime Reserve Fund); a bond fund (Spectrum Income Fund); a portfolio of guaranteed investment contracts, bank investment contracts and structured investment contracts (Stable Value Fund); and four equity funds (Equity Index Fund, Capital Appreciation Fund, International Stock Fund, and New American Growth Fund).

       THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS


4. TAX STATUS

Amax Gold has requested an IRS determination letter as to the qualified status of the Plan. As of June 28, 1995, an IRS determination letter has not been received. Management of the Company is of the opinion that the Plan fulfills the requirements of a qualified plan and that the trust which forms a part of the Plan is not subject to tax. Accordingly, no provision for federal or state income taxes has been provided.

5. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

Gains (losses) on the sale of investments as reported in the statements of changes in net assets available for benefits have been determined on a participant level using the average cost method. For purposes of the Department of Labor's Form 5500, gains (losses) on such sales have been calculated based upon the market value at the beginning of the Plan year in accordance with the requirements of the Form 5500.

In addition, in accordance with guidance issued by the American Institute of Certified Public Accountants, the Plan does not recognize as a liability amounts elected to be withdrawn but not yet distributed as of year end. However, such amounts must be included on the Form 5500. Due to timing of the distributions by the Trustee, there were no benefits payable to Participants at December 31, 1994 or 1993.

                                       Financial
                                      Statements   Adjustments    Form 5500
                                      -----------  ------------  ------------
STATEMENT OF NET ASSETS AVAILABLE
 FOR BENEFITS

Investments                           $10,193,384    $       -   $10,193,384
Participant loans                         863,446            -       863,446

Receivables:
 Interest                                   4,098            -         4,098
 Participant contributions and
  loan repayments                         102,731            -       102,731
 Employer contributions                    43,429            -        43,429
Benefits payable to withdrawing
 participants                                   -     (299,569)     (299,569)
                                      -----------  -----------   -----------

Net assets available for benefits     $11,207,088    $(299,569)  $10,907,519
                                      ===========  ===========   ===========

STATEMENT OF CHANGES IN NET ASSETS
 AVAILABLE FOR BENEFITS

Withdrawals                           $ 2,692,102    $ 299,569   $ 2,991,671
                                      ===========  ===========   ===========

                                                            Schedule I

        THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES
                           ASSETS HELD FOR INVESTMENT
                               DECEMBER 31, 1994



Party in                              Description       Historical   Current
Interest          Issuer             of Investment         Cost       Value
- ----------  -------------------  ---------------------  ----------  ----------
 Yes        Amax Gold Inc.       Amax Gold Inc.         $  869,090  $  732,100
                                  Common Stock
                                  No par value
                                 (122,017 shares)

 Yes        Participant Loans    Interest rate             863,446     863,446
                                 7.0% - 11.5%

 Yes        T. Rowe Price        Stable Value Fund       5,419,610   5,419,610

 Yes        T. Rowe Price        Prime Reserve Fund          8,201       8,201

 Yes        T. Rowe Price        New America Growth      1,231,635   1,176,666
                                  Fund (46,289 units)

 Yes        T. Rowe Price        Capital Appreciation       94,220      90,154
                                  Fund (7,451 units)

 Yes        T. Rowe Price        Equity Index Fund       1,686,293   1,704,275
                                 (130,197 units)

 Yes        T. Rowe Price        International Stock       246,312     230,262
                                  Fund (20,341 units)

 Yes        T. Rowe Price        Spectrum Income           866,882     832,116
                                  Fund (82,306 units)

                                                            Schedule II

        THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES
       INVESTMENT THAT REPRESENT FIVE PERCENT OR MORE OF TOTAL NET ASSETS
                               DECEMBER 31, 1994



Party in                                                      Current
Interest         Issuer         Description of Investment      Value
- ----------  -----------------  ----------------------------  ----------
 Yes        Amax Gold Inc.     Amax Gold Inc. Common Stock   $  732,100
                                No par value

 Yes        T. Rowe Price      Stable Value Fund              5,419,610

 Yes        T. Rowe Price      Equity Index Fund              1,704,275

 Yes        T. Rowe Price      New America Growth Fund        1,176,666

 Yes        T. Rowe Price      Spectrum Income Fund             832,116

 Yes        Participant Loans  Interest rate                    863,446
                               7.0% - 11.5%

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                    THRIFT PLAN FOR EMPLOYEES OF
                                    AMAX GOLD INC. AND ITS SUBSIDIARIES



                                    By  /s/ MARK A. LETTES
                                      -----------------------------------
                                        Mark A. Lettes
                                        Vice President and
                                        Chief Financial Officer
                                        Amax Gold Inc.



Dated: June 28, 1995